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                           AMENDED SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          (Amendment No. __1___)



                    Securities and Exchange Commission
                          Washington, D.C. 20549



                             LA-MAN CORPORATION
                             (Name of Issuer)

                    Common                           50354K300
     (Title of Class of Securities)               (CUSIP Number)


  Vance M. Arnold, Executive Vice President, Renaissance Capital Group, Inc.
        8080 N. Central Expressway, Suite 210 LB 59; Dallas, TX 75206
                                (214) 891-8294
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 2, 1998
           (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.
     a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
     b.Renaissance US Growth & Income Trust PLC

2. Check the Appropriate Box if a Member of a Group
     (a)        XX
     (b)

3. SEC Use
   Only____________________________________________________________

4. Source of Funds     PF

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)    None

6. Citizenship or Place of Organization a.  Texas
                                        b.  England

Number of Shares Beneficially Owned by Each Reporting Person With:

     (7)  Sole voting Power     (a) 584,162      (b ) 584,162
     (8)  Shared Voting Power      0
     (9)  Sole Dispositive Power     (a) 584,162      (b) 584,162
     (10) Shared Dispositive Power      0

11. Aggregate Amount Beneficially Owned be Each Reporting Person
            (a) 584,162   (b) 584,162
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None


13. Percent of Class Represented by Amount in Row (11) (a) 11.76% (b) 11.76%

14. Type of Reporting Person   IV

                             AMENDED SCHEDULE 13D
                         Filed Pursuant to Rule 13D-1

Item 1. Security and Issuer

     8.75% Convertible Debenture Loan Agreement for $1,750,000 at $4.75 per share due March 2, 2005, warrants to purchase 100,000 shares of common stock at $4.32 per share and the purchase of 115,741 shares of common stock by and between La-Man Corporation, and Renaissance Capital Growth & Income Fund III, Inc.

     8.75% Convertible Debenture Loan Agreement for $1,750,000 at $4.75 per share due March 2, 2005, warrants to purchase 100,000 shares of common stock at $4.32 per share and the purchase of 115,741 shares of common sock by and between La-Man Corporation, and Renaissance U.S. Growth & & Income Trust, PLC.

     La-Man Corporation                           Company
     5029 Edgewater Drive
     Orlando, FL 32810

Item 2. Identity and Background

a., b., c. Renaissance Capital Growth &
           Income Fund III, Inc.                        Filer
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

           Renaissance U.S. Growth & Income
           Trust, PLC                         Filer
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

           Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the NASDAQ.

           Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

     d.   None
     e.   None
     f.   Texas

Item 3. Source and Amount of Funds or Other Consideration

     Each reporting persons source of funds for this transaction came
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     exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

Item 4. Purpose of Transaction

     To correct previous filing of March 10, 1998, and to amend reported beneficial ownership of shares.

     The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.

Item 5. Interest in Securities of the Issuer

     a.The Filers each purchased on March 2, 1998 a 8.75% Convertible Debenture due March 2, 2005 for $1,750,000 in the Company, convertible at $4.75 per share. Additionally, and on the same date, the Filers each purchased 115,741 shares of the Company s common stock along with a warrant to purchase 100,000 shares of the Company s common stock. The total number of shares beneficially owned by both Filers combined, 1,168,324 shares, represents 25.76% of the Company s outstanding stock. These shares represent all of the Filer s ownership.

     b.All the shares mentioned in (a) above.
     c.None.
     d.N/A
     e.N/A

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

     The Company granted the Filers the option to name members to the Board of Directors of the Company.

Item 7. Persons Retained, Employed or to be Compensated

          Not Applicable

Item 8. Material to be Filed as Exhibits

          Not Applicable
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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 12, 1998

                   By: Renaissance Capital Growth & Income Fund III, Inc.
                       Renaissance Capital Group, Inc., Investment Advisor




                           By:__________\_\______________________
                                   Vance M. Arnold
                                   Executive Vice President


                   By: Renaissance US Growth & Income Trust, PLC
                       Renaissance Capital Group, Inc., Investment Manager




                          By: ____________\_\___________________
                                   Vance M. Arnold
                                   Executive Vice President
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